Exhibit 1

IncrediMail Commences Stock Repurchase Program

TEL AVIV, Israel (July 23, 2008)-IncrediMail Ltd., (NASDAQ:MAIL) (http://www.incredimail-corp.com), an Internet content and media company, today announced that it has commenced its stock repurchase program.

        In January 2008, IncrediMail’s Board of Directors approved and announced an investment of up to $3.75 million to repurchase the Company’s ordinary shares, including an initial purchase of up to $1 million as soon as practicable. From that time until now, the plan’s execution was delayed due to regulatory and legal limitations.

        The Company also announced today that its CEO, Mr. Ofer Adler, has recently purchased over 470,000 IncrediMail shares in the open market, increasing his ownership of the Company to slightly above 20%.

        “The Company’s repurchase program, as well as my personal increased investment in IncrediMail, are concrete demonstrations of our confidence in the Company’s long-term prospects and our belief that the current level of our share price is far below the business’s true value. As such, we believe strongly that the purchase of our stock is an appropriate use of our cash, and that it serves the long-term interests of our shareholders,” commented Ofer Adler, IncrediMail’s CEO.

About IncrediMail Ltd.
IncrediMail is an Internet content and media company. Founded in 1999, IncrediMail’s products bring a new level of fun, personality and convenience to email, desktops and screen savers, and have been downloaded more than eighty million times. Having secured more than ten million active users, IncrediMail is now branching out into Instant Messaging, Web 2.0 and social networking applications, using its unique content and approach to enhance the user experience.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact:
IncrediMail NY
Mr. Jeff Holzmann, President, 212-682-1995
jeff@incredimail.com